Exhibit 99.1


  SPORT CHALET REPORTS FOURTH QUARTER, YEAR END RESULTS AND EXPANSION PLANS
                            INTO NORTHERN CALIFORNIA

Los Angeles, California - (May 19, 2003) - Sport Chalet, Inc. (Nasdaq: SPCH) announced the results for its fiscal year ended March 31, 2003. Sales increased from $227.3 million last year to $238.0 million this year, a 4.7% increase. The increase is the result of opening two stores this year and three last year, offset by a comparable store sales decrease of 0.9%. The comparable store decrease reflects a prolonged sluggish retail environment, lackluster economic recovery, and the war in Iraq. In addition, the decrease reflects a second year of increasingly unseasonable warm and dry winter weather conditions at the resorts frequented by those residing in Southern California throughout the third and fourth quarters. Excluding winter-related merchandise, sales increased 7.0% in total, and 0.9% on a comparable store basis. Net income decreased to $4.2 million, or $0.60 per diluted share, from $4.8 million, or $0.69 per diluted share in the prior year, primarily due to increased selling, general and administrative expense partially offset by improved merchandise margins.

For the fourth quarter, sales increased from $57.3 million for the quarter ended March 31, 2002, to $58.2 million for the same period this year, a 1.6% increase. The increase is the result of opening two stores this year, offset by a comparable store sales decrease of 4.0%. Comparable store sales decreased as unseasonably warm and dry winter weather conditions resulted in significant decreases in sales of winter related merchandise. Excluding winter-related merchandise, sales increased 7.4% in total and 0.9% on a comparable store basis. Net income increased to $53,000, or $0.01 per diluted share, from $2,000, or $0.00 per diluted share, in the prior year primarily due to improved merchandise margins partially offset by higher selling, general and administrative expense.

Commenting on the results, Craig Levra, Chairman and CEO said, "The retail climate continued to remain tough this year with economic recovery at a near stagnant pace, the war in Iraq, and the impact of back-to-back years of warm and dry winter weather conditions in our primary markets. Despite this, we were able to show earning increases over last year in three of the four quarters this year, while continuing to execute our strategic objectives and enhancing our infrastructure to support growth in the short and long term."

The Company's commitment to growth will be evidenced by its initial expansion into Northern California. Sport Chalet will be entering Northern California with two stores, one in the East Bay area and one in the Sacramento market. The first site will be located in the Contra Costa County city of Antioch, and the second site will be in central Sacramento. In addition to the expansion into Northern California, the Company will also open a store in San Bernardino County city of Redlands, further cementing its footprint in its dominant Southern California market. All three stores are scheduled to open in fall 2003, and will be consistent with the Company's new store format. Commenting on the Company's growth plans, Mr. Levra said, "We are very excited to be entering Northern







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California  with these two key  locations.  It is our goal to bring to these new markets the same great product selection, knowledge and value-added services that have set Sport Chalet apart from the competition in Southern California for the last 44 years."

The Company's annual report with full financial statements will be available in late June.

Sport Chalet, founded in 1959, is a leading operator of full service specialty sporting goods superstores in Southern California and Southern Nevada. The Company offers over 35 services for the serious sports enthusiast, including custom golf club fitting and repair, ski rental and repair, SCUBA training and certification, dive charters, team sales, racquet stringing, and bicycle tune up and repair throughout its current 28 locations. The address for Sport Chalet's web site is www.sportchalet.com.

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in Company's specific market areas, inflation, changes in costs of goods and services and economic conditions in general and in specific market areas. These and other risks are more fully described in the Company's filings with the Securities and Exchange Commission.































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
                                           SPORT CHALET, INC.

                                     CONDENSED STATEMENTS OF INCOME

                                             Three months ended              Twelve months ended
                                                  March  31,                       March 31,
                                      ------------------------------    ------------------------------
                                            2003            2002             2003             2002
                                      -------------    -------------    -------------    -------------
Net sales                             $  58,229,885    $  57,312,182    $ 238,033,375    $ 227,348,772
Cost of goods sold, buying and
   occupancy                             42,147,271       42,238,722      168,739,502      162,090,636
                                      -------------    -------------    -------------    -------------
Gross profit                             16,082,614       15,073,460       69,293,873       65,258,136
Selling, general and administrative
   expenses                              15,934,981       14,984,410       62,167,771       57,126,198
                                      -------------    -------------    -------------    -------------
Income from operations                      147,633           89,050        7,126,102        8,131,938
Interest expense                            (34,370)         (40,568)        (306,755)         (70,791)
                                      -------------    -------------    -------------    -------------
Income before taxes                         113,263           48,482        6,819,347        8,061,147
Income tax provision                         60,000           46,000        2,659,000        3,267,000
                                      -------------    -------------    -------------    -------------
Net income                            $      53,263    $       2,482    $   4,160,347    $   4,794,147
                                      =============    =============    =============    =============
Earnings per share:
        Basic                         $        0.01    $        0.00    $        0.63    $        0.73
                                      -------------    -------------    -------------    -------------
        Diluted                       $        0.01    $        0.00    $        0.60    $        0.69
                                      -------------    -------------    -------------    -------------

Weighted average number of
   common shares outstanding:
        Basic                            6,621,667         6,593,723        6,615,403        6,586,904
                                      =============    =============    =============    =============
        Diluted                          6,914,369         7,034,361        6,940,446        6,994,514
                                      =============    =============    =============    =============
















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
                                      SPORT CHALET, INC.

                                   CONDENSED BALANCE SHEETS

                                                                     March 31,      March 31,
                                                                       2003           2002
                                                                  ------------   ------------
Assets
Current assets:
  Cash                                                            $  4,230,003   $  4,273,485
  Accounts receivable, less allowance of $25,000                     1,090,519        678,709
  Merchandise inventories                                           50,886,630     47,916,553
  Prepaid expenses and other current assets                          2,038,588      1,757,007
  Prepaid income taxes                                                  58,990        448,760
  Deferred income taxes                                              1,288,398      1,258,795
                                                                  ------------   ------------
       Total current assets                                         59,593,128     56,333,309
Furniture, equipment and leasehold improvements-net                 27,095,314     26,577,041
Deferred income taxes                                                  103,133        184,492
Other assets                                                           109,904        215,468
                                                                  ------------   ------------
       Total assets                                               $ 86,901,479   $ 83,310,310
                                                                  ============   ============

Liabilities and stockholders' equity
Current liabilities:
  Bank overdraft                                                  $  5,764,355   $  7,192,258
  Accounts payable                                                   9,353,444     10,815,241
  Salaries and wages payable                                         2,191,335      2,184,509
  Other accrued expenses                                             5,041,753      4,008,208
                                                                  ------------   ------------
       Total current liabilities                                    22,350,887     24,200,216

Deferred rent                                                        5,276,696      4,185,625
Stockholders' equity
  Preferred stock, $.01 par value:
      Authorized shares - 2,000,000
           Issued and outstanding shares - none                              -              -
  Common stock, $.01 par value:
      Authorized shares - 15,000,000
           Issued and outstanding shares - 6,621,667
           at March 31, 2003 and 6,595,500
           at March 31, 2002                                            66,283         65,955
  Additional paid-in capital                                        22,121,369     21,932,617
  Retained earnings                                                 37,086,244     32,925,897
                                                                  ------------   ------------
  Total stockholders' equity                                        59,273,896     54,924,469
                                                                  ------------   ------------
          Total liabilities and stockholders' equity              $ 86,901,479   $ 83,310,310
                                                                  ============   ============



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